                                                             OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        Meruelo Maddux Properties, Inc.
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                                (Name of Issuer)


                    COMMON STOCK ($0.01 PAR VALUE PER SHARE)
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                         (Title of Class of Securities)


                                   590473104
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                                 (CUSIP Number)

                               STEPHEN S. TAYLOR
                       c/o Taylor Asset Management, Inc.
                      714 South Dearborn Street, 2nd Floor
                               Chicago, IL 60605
                             Phone # (310) 704-1290
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 2, 2009
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (11-02)

CUSIP NO. 981424105
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1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).   N/A

    Stephen S. Taylor
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

    N/A
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States Citizen
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                7   SOLE VOTING POWER
  NUMBER OF
                    6,956,558
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    6,956,558
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,956,558(1)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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(1) Consists of 824,538 shares owned by Stephen S. Taylor's Roth IRA, 280,420 shares owned by Mr. Taylor individually, and 5,851,600 owned by Taylor International Fund, Ltd. of which Taylor Asset Management Inc. is the investment manager. Taylor Asset Management Inc. is a professional asset management firm which is controlled by Mr. Taylor.

CUSIP NO. 981424105
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).   N/A

    Taylor Asset Management, Inc., FEIN# 26-044-8554
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    00
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    5,851,600
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    5,851,600
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,851,600(1)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.64%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(1) Consists of 5,851,600 Shares owned by Taylor International Fund, Ltd. of which Taylor Asset Management Inc. is the investment manager. Taylor Asset Management Inc. is a professional asset management firm which is controlled by Mr. Taylor.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $0.01 per share, of Meruelo Maddux Properties, Inc. a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 761 Terminal Street, Building 1, Second Floor, Los Angeles, California 90021.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) Name: Stephen S. Taylor and Taylor Asset Management, Inc. ("TAM"), which is a professional asset management firm controlled by Mr. Taylor and the investment manager of Taylor International Fund, Ltd. ("TIF").

(b) Business Address: 714 South Dearborn Street 2nd Floor, Chicago, Illinois 60605.

(c)      Present Principal Occupation:  Investment Manager

(d) Mr. Taylor or TAM has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, Mr. Taylor or TAM were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not or are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship:  United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Taylor acquired 1,104,958 shares of the Issuer for total consideration of $64,373.97. The source of the funds was his personal resources. TAM acquired for TIF 5,851,600 shares of the Issuer for total consideration of $524,323.12. The source of the funds was from Mr. Taylor and other investors not named herein.

ITEM 4.  PURPOSE OF TRANSACTION.

The reporting persons have purchased shares of the issuer to obtain long term capital appreciation.

MR. TAYLOR AND TAM RESPECT AND APPRECIATE THE EFFORTS OF CURRENT MANAGEMENT DURING THIS TIME OF UNPRECEDENTED CRISIS IN THE CAPITAL MARKETS. MR. TAYLOR AND TAM BELIEVE THE COMMON STOCK OF THE ISSUER IS SUBSTANTIALLY UNDERVALUED. IN THEIR OPINION, THE ISSUER'S RECENT BANKRUPTCY FILING HAS BEEN MISINTERPRETED BY THE FINANCIAL COMMUNITY. MR. TAYLOR AND TAM BELIEVE THE VALUE OF THE ISSUER'S REAL ESTATE HOLDINGS FAR EXCEEDS ITS LIABILITIES. THIS BELIEF REMAINS, EVEN ASSUMING SUBSTANTIAL FURTHER DECLINES IN COMMERCIAL REAL ESTATE PRICES.

FROM TIME TO TIME, MR. TAYLOR AND TAM MAY HAVE DISCUSSION WITH MEMBERS OF MANAGEMENT, OTHER SHAREHOLDERS, AND MAY PRESENT VARIOUS PROPOSALS AND CONCEPTS TO THEM REGARDING CORPORATE STRATEGY, FINANCING ALTERNATIVES, AND EFFORTS TO INCREASE SHAREHOLDER VALUE.

At this moment, Mr. Taylor has no plans or proposals which relate to or which would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.

Mr. Taylor and TAM intend continually to review their investment in the securities of the Issuer and, based on such review and the circumstances, may form a plan or proposal which would relate to or result in one of the actions enumerated in paragraphs (a) through (j) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Taylor has beneficial ownership of 1,104,958 shares of the Issuer, of which 824,538 shares are held in an individual retirement account for his benefit. TIF has beneficial ownership of 5,851,600 shares of the Issuer. Accordingly, Mr. Taylor may be deemed to own beneficially a total of 6,956,558 shares of the Issuer, constituting 7.9% of the Issuer's shares of common stock outstanding as of December 31, 2008.

(b) Mr. Taylor has the sole power to vote and to dispose or direct the disposition of 6,759,939 shares of the Issuer's common stock.

(c) Mr. Taylor has made the following purchases of the Issuer's common stock on the open market since February 1, 2009:

   DATE          BUYER        NO. SHARES    PRICE/SHARE
---------   --------------   ------------   -----------
3/12/2009   Mr. Taylor IRA     190,000.00      $0.07
3/17/2009   Mr. Taylor IRA      14,000.00      $0.07
3/19/2009   Mr. Taylor IRA      44,162.00      $0.06
3/27/2009   Mr. Taylor IRA       2,200.00      $0.07
3/31/2009   Mr. Taylor IRA     100,000.00      $0.10
 4/2/2009   Mr. Taylor          49,900.00      $0.05
 4/3/2009   Mr. Taylor         189,738.00      $0.05
 4/8/2009   Mr. Taylor IRA     159,176.00      $0.07
 4/9/2009   Mr. Taylor          40,163.00      $0.07
4/21/2009   Mr. Taylor IRA     115,000.00      $0.06

     TIF has made the following purchases of the Issuer's common stock on the open market since February 1, 2009:

   DATE     BUYER    NO. SHARES    PRICE/SHARE
---------   -----   ------------   -----------
2/11/2009    TIF      100,000.00      $0.27
2/17/2009    TIF      100,000.00      $0.22
2/19/2009    TIF       16,600.00      $0.16
2/23/2009    TIF      100,000.00      $0.13
2/24/2009    TIF       34,500.00      $0.12
2/25/2009    TIF      570,000.00      $0.12
2/26/2009    TIF      400,000.00      $0.12
2/27/2009    TIF      678,900.00      $0.13
 3/2/2009    TIF       10,000.00      $0.14
 3/6/2009    TIF        4,600.00      $0.11
3/10/2009    TIF       50,000.00      $0.12
3/12/2009    TIF      337,000.00      $0.07
3/24/2009    TIF      200,000.00      $0.12
3/25/2009    TIF      200,000.00      $0.14
 4/1/2009    TIF    1,000,000.00      $0.06
 4/1/2009    TIF    1,000,000.00      $0.05
 4/2/2009    TIF    1,000,000.00      $0.04

(d)      Not Applicable.

(e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                   Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



-------------------------------------------------------------------------------
Date

April 24, 2009
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Signature

/s/ Stephen S. Taylor
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Name/Title